Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael_carter@dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
October 20, 2009
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington D.C. 20549
Attention: Jay Williamson

Re:	Dole Food Company, Inc.
Registration Statement on Form S-1 (File No. 333-161345)
Dear Mr. Williamson:
          Dole Food Company, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-161345) (the “Filing”) be accelerated and that it be declared effective October 22, 2009 at 2:00 p.m. Eastern time, or as soon as practicable thereafter.
          Further, the Company acknowledges:
•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	The action of the Commission of the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure of the Filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          It is the Company’s understanding that its registration of the common stock of the Company under the Securities Exchange Act of 1934 on Form 8-A (File No. 001-04455) shall automatically become effective upon the later of the Commission’s receipt of certification from the New York Stock Exchange regarding the common stock of the Company and the effectiveness of the Filing.

          Please contact me at (818) 879-6810, or Jonathan K. Layne of Gibson, Dunn & Crutcher LLP at (310) 552-8641, with any questions you may have regarding this letter or the Filing.
Sincerely,
C. Michael Carter

cc:	David A. DeLorenzo
Joseph S. Tesoriero
Jonathan K. Layne
Alison S. Ressler

October 20, 2009
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Dole Food Company, Inc. Registration Statement on Form S-1 Registration No. 333-161345
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise you that between October 9, 2009 and the date hereof 35,827 copies of the Preliminary Prospectus dated October 9, 2009 were distributed as follows: 17,537 to prospective underwriters; 7,610 to institutional investors and individuals; 130 to prospective dealers; 6,905 to branch offices of the undersigned; 9 to rating agencies; and 3,636 to others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m. (Eastern Time) on October 22, 2009 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.,
DEUTSCHE BANK SECURITIES INC.,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,
WELLS FARGO SECURITIES, LLC,
As Representatives of the
Prospective Underwriters
By: Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co. (Goldman, Sachs & Co.)

By:	Deutsche Bank Securities Inc.

By:	/s/ Brad Miller Name: Brad Miller
Title: Managing Director

By:	/s/ Francis M. Windels Name: Francis M. Windels
Title: Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Richard A. Diaz Name: Richard A. Diaz
Title: Authorized Signatory

By:	Wells Fargo Securities, LLC

By:	/s/ David Herman Name: David Herman
Title: Director